Able View Global Inc.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

January 29, 2024

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed January 16, 2024 File No. 333-275626

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth the response below to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated January 25, 2024 with respect to the Amendment No.2 to the Registration Statement on Form F-1 filed with the SEC on January 16, 2024 by Able View Global Inc. (the “Company”).

Amendment No. 2 to Registration Statement on Form F-1, Filed January 16, 2024

General

1.	We note that in the new and amended disclosure you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, including CAC and CSRC approvals, and you have instead relied on the analysis of your internal legal department. If true, state as much and explain why such an opinion was not obtained.

Response: The Company chose not to rely upon an opinion of external PRC legal counsel regarding such matters, for two reasons: (1) Because PRC government agencies such as CAC and CSRC possess substantial discretion in interpretating the regulations, external PRC legal counsels as advisors can provide a certain level of confirmation which is nevertheless subject to significant uncertainties; (2) The Company’s internal legal department oversees the Company’s business on a daily basis. Therefore it has first-hand record and understanding of its compliance status on the required permissions and approvals to operate its business by interacting directly with the applicable government agents.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen